Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2020

Note 1 - Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

Adopted and Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. The Company adopted ASU 2016-13 on January 1, 2020 and did not record any material impact from the adoption.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Revenue Recognition

We generate commission revenue, which occurs when clients trade securities and for which our performance obligation is fulfilled on the trade date, and investment advisory fees, for which the performance obligation is performed over time.

Churchill Financial, LLC
Notes to Financial Statements (Continued)
For the Year Ended December 31, 2020

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Advisory fees are billed to clients on a calendar quarter at the beginning of that period, using values as of the last business day of each immediately preceding calendar quarter. The value of the assets in an advisory account on the billing date determines the amount billed, and accordingly, the revenues earned in the following three month period. Advisory revenues collected and agreed to by the client average 1.0% of the underlying assets as of December 31, 2020.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2020.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2017-2020 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. There was $1,637 in advertising expense for the year ended December 31, 2020.

Subsequent Events

Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2020 or the procedures followed in making the periodic computation required. At December 31, 2020, the Company had net capital of $276,829 and net capital requirements of $8,441. The ratio of aggregate indebtedness to net capital was 0.4574 to 1 at December 31, 2020. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 - Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc.

Note 5 - Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $162,523 of Company contributions during the year.

Note 6 - Operating Leases

The Company determines if an arrangement is a lease at inception. The Company has one operating lease which is included as an operating lease ROU asset and operating lease liability on the statement of financial condition.

The ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease ROU asset and liability are recognized at commencement date based on the present value of fixed lease payments over the lease term. In determining the present value of fixed lease payments, the Company used a risk free rate of return of 3% which is a practical expedient allowed if no rate implicit in the lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The operating lease contains lease and non-lease components, which are accounted for separately in accordance with another practical expedient selection.

The Company has a five year lease agreement as assignee, under a lease agreement that Cullinan Associates (see Note 4) has with a lessor. The lease period is August 2017 through October 2022. Terms of the lease require monthly rent payments of $2,517 which increase annually during the term of the lease. The lease also requires the Company to pay a portion of the building operating expenses based on the Company's pro rata occupancy. The building operating expense is adjusted annually and the costs allocated to it are explicit in the lease agreement. Lease expense under the operating lease totaled $31,174 for the year ended December 31, 2020. The balance of the ROU asset and lease liability was $55,659 and $53,724, respectively, at December 31, 2020.

Note 6 - Operating Leases (Continued)

Supplemental cash information related to leases is as follows:

Cash paid for amounts included in the measurement of lease liability $ 31,056

Future minimum rent payments required under this lease are as follows:

2021	$	31,432
2022		23,785
Total	$	55,217

Note 7 - Contingency

During 2020, the outbreak of the novel coronavirus disease 2019 (COVID-19) was declared a United States and global pandemic. The Company's operations have not been significantly impacted by the outbreak of COVID-19. Since the situation surrounding the pandemic is on-going, the Company's operations could ultimately be adversely impacted by the outbreak of COVID-19. The duration, nature, and extent of the ultimate direct or indirect impact on the Company's financial condition, liquidity, and/or future results of operations, if any, cannot be reasonably estimated at this time.